SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                                (Amendment No. 1)

                               ANSWERS CORPORATION
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   03662X 10 0
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                                 (CUSIP Number)


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             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_] Rule 13d-1(b)
         [_] Rule 13d-1(c)
         [X] Rule 13d-1(d)

                               (Page 1 of 4 Pages)
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1         NAME OF REPORTING PERSONS                        Robert S. Rosenschein
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                     (b) |_|
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3         SEC USE ONLY

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4         CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                United States

----------------------- ----- --------------------------------------------------

                          5   SOLE VOTING POWER
   NUMBER OF SHARES                                                   447,482
                        ----- --------------------------------------------------

     BENEFICIALLY         6   SHARED VOTING POWER
       OWNED BY
                        ----- --------------------------------------------------

         EACH             7   SOLE DISPOSITIVE POWER
      REPORTING                                                       447,482
                        ----- --------------------------------------------------

     PERSON WITH          8   SHARED DISPOSITIVE POWER

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   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      447,482
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  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         |_|
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  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                         5.74%

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  14      TYPE OF REPORTING PERSON*
                                                                          IN
--------- ----------------------------------------------------------------------


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Item 1(a).    Name of Issuer:

              Answers Corporation

Item 1(b).    Address of Issuer's Principal Executive Offices:

              Jerusalem Technology Park, The Tower, Jerusalem 91481, Israel

Item 2(a).    Name of Person Filing.

              Robert S. Rosenschein

Item 2(b).    Address of Principal Business Office or, if None, Residence.

              C/o  Answers Corporation
                 Jerusalem Technology Park, The Tower
                 Jerusalem 91481, Israel

Item 2(c).    Citizenship.

              United States

Item 2(d).    Title of Class of Securities.

              Common Stock

Item 2(e).    CUSIP Number.

              03662X 10 0

Item 3.       Not applicable.

Item 4.       Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a) Amount beneficially owned:  447,482
      (b) Percent of class:  5.74%
      (c) Number of shares as to which such person has:
      (i) Sole power to vote or to direct the vote:  447,482
          (ii)  Shared power to vote or to direct the vote:
          (iii) Sole Power to dispose or to direct the disposition of:  447,482
          (iv)  Shared Power to dispose or to direct the disposition of:

Item 5.       Ownership of Five Percent or Less of a Class.

              Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              Not Applicable


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Item 7.       Identification and Classification of the Subsidiary Which Acquired
              the Security Being Reported by the Parent Holding Company or Control Person.

              Not applicable.

Item 8.       Identification and Classification of Members of the Group.

              Not applicable.

Item 9.       Notice of Dissolution of Group.

              Not applicable.

Item 10.      Certifications.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   Signature: /s/ Robert S. Rosenschein
                                             -----------------------------------
                                   Name/Title: Robert S. Rosenschein
                                               Chief Executive Officer and
                                               President

                                   Date: February 16, 2006